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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Lodin, Scott		Andrx Corporation, a Delaware Corporation (ADRX)
	4955 Orange Drive	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			December 1, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Davie, FL 33314 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President, General Counsel & Secretary

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Andrx Group Common Stock									2				2		I		Held for the benefit of Reporting person's minor children

	Andrx Group Common Stock		12/1/02				A(1)			35,000(1)	A			35,498		D

	(1) Andrx Corporation granted Mr. Lodin 35,000 restricted stock units (“RSU”), with each unit representing the right to acquire one share of Andrx Group common stock. Subject to certain acceleration and other conditions set forth in Mr. Lodin’s RSU agreement, the shares underlying these units vest in equal installments of 8,750 each on November 30, 2005, 2006, 2007 and 2008.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$49.25

	Stock Option (right to buy)		$70.85

	Stock Option (right to buy)		$2.7385

	Stock Option (right to buy)		$62.375

	Stock Option (right to buy)		$5.0412

	Stock Option (right to buy)		$8.3398

	Stock Option (right to buy)		$16.6174

	Stock Option (right to buy)		$1,255.81

	Stock Option (right to buy)		$1,255.81

	Stock Option (right to buy)		$1,255.81

	Stock Option (right to buy)		$1,255.81

	Stock Option (right to buy)		$1,255.81

	Stock Option (right to buy)		$7,836.28

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	4/5/11		Andrx Group Common Stock	10,000				10,000		D

	(2)	12/19/11		Andrx Group Common Stock	100,000				100,000		D

	currently	4/4/06		Andrx Group Common Stock	15,000				15,000		D

	12/15/05	12/15/10		Andrx Group Common Stock	24,000				24,000		D

	currently	3/3/07		Andrx Group Common Stock	15,000				15,000		D

	currently	3/2/05		Andrx Group Common Stock	12,000				12,000		D

	(3)	3/2/09		Andrx Group Common Stock	108,000				108,000		D

	currently	1/01/03		Andrx Group Common Stock	23				23		D

	currently	4/04/06		Andrx Group Common Stock	10				10		D

	currently	03/03/07		Andrx Group Common Stock	10				10		D

	currently	03/02/05		Andrx Group Common Stock	8				8		D

	(3)	03/02/09		Andrx Group Common Stock	38				38		D

	currently	06/17/09		Andrx Group Common Stock	52				52		D

Explanation of Responses:

(1) The option vests in five equal annual installments beginning 4/5/02.
(2) The option vests in five equal annual installments beginning 12/19/02.
(3) The option vests in three equal annual installments beginning 3/02/02.

Scott Lodin	December 1, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.